QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Annual and Special Meeting
Toronto, Ontario
April 22, 2008

ENCANA CORPORATION

NOTICE OF

2008 ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

ENCANA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

        You are cordially invited to attend the Annual and Special Meeting of Shareholders of EnCana Corporation which will be held at the Four Seasons Hotel Toronto, Regency Ballroom, 21 Avenue Road, Toronto, Ontario, Canada on Tuesday, April 22, 2008 at 2:00 p.m. (Toronto time).

        The purposes of the meeting are:

  1.
  to receive the Consolidated Financial Statements and the Auditors' Report for the year ended December 31, 2007;

  2.
  to elect directors;

  3.
  to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

  4.
  to consider and, if deemed appropriate, to pass an ordinary resolution approving an amendment to the employee stock option plan of EnCana Corporation to increase the maximum number of Common Shares issuable thereunder;

  5.
  to consider the shareholder proposal set out in Appendix C to the accompanying Information Circular; and

  6.
  to transact such other business as may properly be brought before the meeting or any adjournments thereof.

        Shareholders of record at the close of business on March 3, 2008 will be entitled to receive notice of and vote at the meeting.

        Shareholders who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return your proxy or how to vote by telephone or over the internet are set out in the accompanying Information Circular. To be valid, your proxy must be deposited and received by CIBC Mellon Trust Company, at the address specified on page 1 of the accompanying Information Circular, by 2:00 p.m. (Toronto time) on Friday, April 18, 2008; or, if the meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

        Your participation as a shareholder is very important to EnCana Corporation. Please ensure your Common Shares are represented at the meeting.

Sincerely,

Kerry D. Dyte Corporate Secretary

Calgary, Alberta
March 12, 2008

i

ENCANA CORPORATION
INFORMATION CIRCULAR

VOTING INFORMATION

SOLICITATION OF PROXIES

The enclosed form of proxy is solicited by the management of EnCana Corporation (the "Corporation" or "EnCana") for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on April 22, 2008, at the place and time and for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. The solicitation will be primarily by mail, but proxies may also be solicited personally by directors and regular employees of the Corporation. All expenses in connection with the solicitation will be borne by the Corporation.

In addition, EnCana has retained Georgeson Shareholder Communications Canada Inc. ("Georgeson"), 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $45,000 plus out-of-pocket expenses to assist in the solicitation of proxies from individual and institutional investors in Canada and the United States. If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please call Georgeson at 1-866-725-6576.

EnCana will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of EnCana common shares (the "Common Shares") registered in the names of such brokers, custodians, nominees and fiduciaries.

Unless otherwise stated, the information contained in this Information Circular is given as of February 29, 2008 and all dollar amounts are in Canadian dollars.

MEETING PROCEDURE

Am I eligible to vote?

You are eligible to vote if you were a holder of Common Shares as of the close of business on March 3, 2008, the record date for the Meeting. Each Common Share is entitled to one vote.

What am I voting on?

•
election of directors;

•
appointment of auditors;

•
an amendment to the employee stock option plan of the Corporation to increase the maximum number of Common Shares issuable thereunder;

•
to consider the shareholder proposal set out in Appendix C attached to this Information Circular; and

•
any other business that may properly be brought before the Meeting.

How will these matters be decided?

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters set out above.

Registered Shareholders

You are a registered shareholder if the Common Shares are registered in your name and you have a share certificate.

How can I vote if I am a registered shareholder?

You may vote in any one of the following ways:

1.     Attend the Meeting

If you wish to vote in person at the Meeting, simply attend the Meeting where your vote will be taken and counted. Registered shareholders who attend in person need to register with EnCana's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"), upon arriving at the Meeting at the table identified as "Shareholder Registration".

2.     By Proxy

(a)
If you do not plan to attend the Meeting, you may authorize the management representatives of the Corporation named in the proxy form to vote your Common Shares. You may convey your voting instructions as follows:

•
by signing and returning your form of proxy in the prepaid envelope provided; or

•
by signing and delivering your form of proxy to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1; or

•
by internet at www.eproxyvoting.com/encana and following the instructions on the enclosed proxy form; or

  •
  by telephone by calling toll free to 1-866-271-1207 and following the voice instructions.

  In order to vote via the telephone or the internet, you will be required to enter the 13-digit Control Number located on the back side of the form of proxy (see Box 2) that has been provided to you.

  Please note that in order for your vote to be recorded, your proxy must be received by CIBC Mellon no later than 2:00 p.m. (Toronto time) on April 18, 2008.

(b)
You may appoint a person other than the persons designated in the form of proxy to attend the Meeting on your behalf and vote your Common Shares. If you choose this option, you can appoint your proxy by mail or through the internet. If by mail, insert the name of your nominee in the space provided in the form of proxy enclosed or complete another proper form of proxy and, in either case, indicate how you would like your Common Shares voted. Sign and deposit it with the Corporate Secretary of the Corporation, c/o CIBC Mellon, within the time and in the manner specified above. You may also appoint another person to be your proxyholder and indicate how you want your Common Shares voted through the internet as described above. A person appointed as a proxyholder need not be a shareholder of the Corporation, but must attend the Meeting and vote on your behalf in order for your votes to be counted.

Can I revoke my proxy?

If you are a registered shareholder and have voted by telephone or the internet, then conveying a new vote by either of these two means prior to 2:00 p.m. (Toronto time) on April 18, 2008 will revoke your prior vote.

If you are a registered shareholder who has returned a proxy form, you may revoke it by:

•
signing another proper form of proxy bearing a later date and depositing it with the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, within the time and in the manner specified for deposit of proxies; or

•
signing a written notice of revocation and depositing it with the Corporate Secretary of the Corporation either: (a) c/o CIBC Mellon Trust Company at the address noted above; or (b) at the registered office of the Corporation, 1800, 855 - 2 Street S.W., Calgary, Alberta, T2P 2S5, at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof; or

•
signing a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any adjournments thereof.

Non-registered Shareholders

You are a non-registered shareholder if your Common Shares are not registered in your name, but are held in the name of an intermediary such as a securities broker or a financial institution. Your Common Shares are not represented by a physical share certificate, but are recorded on an electronic system. If you have requested Meeting materials, EnCana will provide the Meeting materials to your intermediary and will request that such materials be promptly forwarded to you.

Your intermediary may include in your package either a form of proxy as to the number of Common Shares beneficially owned by you (which may resemble the form of proxy provided to a registered shareholder) or a voting instruction form. In either case, the purpose of such form of proxy or voting instruction form is limited to instructing your intermediary, as the registered shareholder, how to vote on your behalf as a non-registered shareholder.

All non-registered shareholders of Common Shares who receive these materials through an intermediary should carefully follow the instructions that accompany the form of proxy or the voting instruction form.

How can I vote if I am a non-registered shareholder?

You may vote in any one of the following ways:

1.     Attend the Meeting

(a)
If you received a form of proxy from your intermediary, insert your name in the blank space provided to appoint yourself as proxyholder. Return the form of proxy in accordance with your intermediary's instructions; or

(b)
If you received a voting instruction form from your intermediary, follow the instructions on it.

  Non-registered shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

2.     By Proxy

(a)
If you do not plan to attend the Meeting, you may authorize the management representatives of the Corporation named in the proxy form to vote your Common Shares. You may convey your voting instructions as follows:

•
if you received a form of proxy from your intermediary, you may vote by authorizing the management representatives of the Corporation named in the form of proxy to vote your Common Shares. Return the form of proxy in accordance with your intermediary's instructions; or

•
if you received a voting instruction form from your intermediary, follow the instructions on it.

  Please note that the procedures from intermediaries generally allow voting by telephone, internet, mail or fax. If you have any questions about these procedures, please contact your intermediary directly.

(b)
If you received a proxy form from your intermediary, you may vote by authorizing a person other than the management representatives of the Corporation named in the form of proxy to vote your Common Shares. Return the form of proxy in accordance with your intermediary's instructions. A person appointed as a proxyholder need not be a shareholder of the Corporation, but must attend the Meeting and vote on your behalf in order for your votes to be counted.

Can I revoke my proxy?

If you are a non-registered shareholder, you may revoke your proxy or voting instructions given to an intermediary by notifying such intermediary in accordance with the intermediary's instructions.

GENERAL INFORMATION

How will my proxy be voted?

If the form of proxy is duly completed and timely deposited, the persons named in the proxy are authorized to attend the Meeting and to vote your Common Shares. The Common Shares represented by your form of proxy will be voted for, against or withheld from voting in accordance with your instructions on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit.

If you have appointed a person designated by EnCana to act and vote on your behalf as provided in the form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted as follows:

1.
FOR the election of the persons nominated for election as directors;

2.
FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration;

3.
FOR an amendment to the employee stock option plan of the Corporation to increase the maximum number of Common Shares issuable thereunder; and

4.
AGAINST the shareholder proposal set out in Appendix C attached to this Information Circular.

Who may sign the form of proxy?

For a shareholder who is an individual, the form of proxy may be signed by the individual. In the case of a shareholder which is a body corporate or an association, the proxy must be executed by a duly authorized officer or by an authorized attorney. Persons signing as authorized attorneys, executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership's name.

What if there are amendments or if other matters are brought before the Meeting?

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Information Circular, the Corporation's management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any such amendments, variations or other matters, including procedural matters, are required to be voted on at the Meeting, or any adjournments thereof, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

How is voting confidentiality maintained?

Proxies are counted and tabulated by CIBC Mellon, the transfer agent of the Corporation, in such a manner as to preserve the confidentiality of the votes of individual holders of Common Shares, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a holder of Common Shares has made a written comment on the proxy.

How many Common Shares are outstanding?

As of February 29, 2008, there are issued and outstanding 751,240,046 Common Shares.

To the knowledge of the Board of Directors and management of the Corporation, as at February 29, 2008, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10 percent or more of the voting rights attached to voting securities of the Corporation.

Who do I contact if I have any questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson, the Corporation's proxy solicitation agent, at 1-866-725-6576.

PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

        The audited consolidated financial statements of the Corporation for the year ended December 31, 2007 and the auditors' report thereon will be placed before the Meeting. The year-end financial statements and Management's Discussion and Analysis are contained in the 2007 Annual Report, which is mailed to registered shareholders and to beneficial shareholders who opted to receive it. The 2007 Annual Report can also be found on the Corporation's website www.encana.com.

ELECTION OF DIRECTORS

        The Articles of the Corporation provide that the minimum number of directors shall be 8 and the maximum number shall be 17. There are currently 16 directors. The board of directors of the Corporation (the "Board" or the "Board of Directors") has set the number of directors to be elected at the Meeting at 15. At the Meeting, shareholders will be asked to elect as directors the 15 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. All of the proposed nominees were duly elected as directors at the Annual and Special Meeting of Shareholders held on April 25, 2007, with the exception of Mr. Woitas who was appointed to the Board effective January 1, 2008 and Ms. Farley who is a new nominee to the Board. Mr. McCready will not be standing for re-election and Mr. Sharp is retiring from the Board as a result of EnCana's retirement age restrictions, both retirements being effective April 22, 2008.

Majority Voting

        The Board has a policy requiring that a director tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with the Corporation's By-Laws and applicable corporate laws.

Nominees for Election

        The following table provides the names, ages and cities of residence of all persons proposed to be nominated for election as directors of the Corporation, their committee memberships, the date on which each became a director of Alberta Energy Company Ltd., PanCanadian Energy Corporation (or its predecessor, PanCanadian Petroleum Limited), as EnCana was then named, or EnCana, the present occupations and brief biographies of such persons, and the number of securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by each nominee and the number of deferred share units held as at February 29, 2008 and February 28, 2007. The Corporation indirectly acquired all of the shares of Alberta Energy Company Ltd. on April 5, 2002 and changed its name to EnCana Corporation. The Corporation amalgamated with Alberta Energy Company Ltd. and another wholly owned subsidiary on January 1, 2003.

Ralph S. Cunningham Age: 67 Houston, Texas, U.S.A. Director since 2003 Independent	Since August 1, 2007, Mr. Cunningham has been a director and President and Chief Executive Officer of EPE Holdings LLC, the sole general partner of Enterprise GP Holdings L.P. (a publicly traded midstream energy holding company) and a director of DEP Holdings, LLC, the sole general partner of Duncan Energy Partners L.P. (a publicly traded midstream energy company). From February 13, 2006 until July 31, 2007, he served as Group Executive Vice President and Chief Operating Officer and, from June 30, 2007 to July 31, 2007, also served as Interim President and Chief Executive Officer of Enterprise Products GP, LLC, the sole general partner of Enterprise Products Partners L.P. (a publicly traded midstream energy company). In addition, he has served as a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P., since February 2006. He is also a director of Agrium Inc. (agricultural chemicals company) and a director and Chairman of TETRA Technologies, Inc. (energy services and chemicals company). In the not-for-profit sector, he is a member of the Auburn University Chemical Engineering Advisory Council, the Auburn University Engineering Advisory Council and the University of Texas at Tyler Engineering Advisory Council. He was President and Chief Executive Officer of CITGO Petroleum Corporation (energy company) from May 1995 until his retirement in May 1997.
He holds a Bachelor of Science in Chemical Engineering (Auburn University) and a Masters of Science/Ph.D. in Chemical Engineering (The Ohio State University).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Corporate Responsibility, Environment, Health and Safety Committee	5 of 5	100%
Human Resources and Compensation Committee	3 of 3	100%

Other Public Company Board Memberships

Agrium Inc.
DEP Holdings, LLC(6)
Enterprise Products GP, LLC(7)
EPE Holdings LLC(8)
TETRA Technologies, Inc.

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	0	38,995	$2,925,795	$90,000
2007	0	33,535	$1,906,465

Patrick D. Daniel Age: 61 Calgary, Alberta, Canada Director since 2001 Independent	Mr. Daniel has been President & Chief Executive Officer of Enbridge Inc. (energy delivery) since January 2001 and a director since May 2000. He has been a senior executive officer of Enbridge or its predecessor since 1994 and is a director of a number of Enbridge subsidiaries. He is a director of Enerflex Systems Ltd. (compression systems manufacturer) and a director of Synenco Energy Inc. (oilsands mining). He is a member of the North American Review Board of Air Liquide Holdings, Inc. (world leader in industrial and medical gases and related services). In the not-for-profit sector, he is a member of the Business Advisory Council for the University of Alberta's Faculty of Business, a member of the University of British Columbia's Faculty of Applied Science Engineering Advisory Council, a member of the National Petroleum Council, and a director of the American Petroleum Institute.
He holds a Bachelor of Science (University of Alberta) and Master of Science (University of British Columbia), both in chemical engineering.

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Audit Committee	5 of 5	100%
Pension Committee	2 of 2	100%

Other Public Company Board Memberships

Enbridge Inc.
Enerflex Systems Ltd.
Synenco Energy Inc.

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	24,348	35,634	$4,500,449	$90,000
2007	24,348	30,021	$3,090,878

Ian W. Delaney Age: 64 Toronto, Ontario, Canada Director since 1999 Independent	Mr. Delaney has been Executive Chairman of the Board and a director of Sherritt International Corporation (nickel/cobalt mining, oil and natural gas production, electricity generation and coal mining) since 1995. He is a director and Chairman of The Westaim Corporation (technology investment company) and a director of OPTI Canada Inc. (oilsands development and upgrading company). He is also a Trustee and Chairman of Royal Utilities Income Fund (coal mining investment).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	6 of 7	86%
Human Resources and Compensation Committee	3 of 3	100%
Nominating and Corporate Governance Committee (Vice-Chair)	3 of 4	75%

Other Public Company Board Memberships

OPTI Canada Inc.
Royal Utilities Income Fund
Sherritt International Corporation
The Westaim Corporation

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	133,600	47,832	$13,612,843	$90,000
2007	88,600	41,419	$7,391,580

Randall K. Eresman Age: 49 Calgary, Alberta, Canada Director since 2006 Not Independent	Mr. Eresman became President & Chief Executive Officer of EnCana on January 1, 2006. At the time of the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corporation in 2002, Mr. Eresman was appointed Executive Vice-President responsible for the Corporation's Onshore North America Division and, in December 2002, he was appointed EnCana's Chief Operating Officer. He joined Alberta Energy Company Ltd. in 1980 and played key roles in oil and natural gas exploration and production, and the development of the AECO gas storage facility. He was appointed Vice-President of AEC Oil & Gas, a division of Alberta Energy Company Ltd., in 1996 and President, AEC Oil & Gas Partnership in 1999. In the not-for-profit sector, Mr. Eresman is a member of the National Advisory Board of the University of Wyoming's College of Engineering and is a member of the National Petroleum Council (an Oil and Natural Gas Advisory Committee to the U.S. Secretary of Energy).
He received his technical education from the Northern Alberta Institute of Technology in Edmonton, Alberta and holds a Bachelor of Science (University of Wyoming) in petroleum engineering.

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%

Other Public Company Board Memberships

none

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	125,563	52,273	$13,343,035	$90,000
2007	152,413	51,566	$11,596,206

Claire S. Farley Age: 49 Houston, Texas, U.S.A. New Nominee Independent	Ms. Farley is being nominated for election as a director of the Corporation at the Meeting. Ms. Farley is currently Co-President of Jefferies Randall & Dewey (global oil and gas energy industry advisor). She was Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005 when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. Ms. Farley has extensive expertise in oil and gas exploration operations, business development and marketing having spent 18 years (1981 to 1999) at Texaco, Inc. where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).
She holds a Bachelor of Science in exploration geology (Emory University).

Board/Committee Memberships	Attendance at Meetings during 2007

n/a	n/a

Other Public Company Board Memberships

none

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	0	n/a	$0	$90,000
2007	0	n/a	$0

Michael A. Grandin Age: 63 Calgary, Alberta, Canada Director since 1998 Independent	Mr. Grandin is Chairman and Chief Executive Officer of Fording Canadian Coal Trust (metallurgical coal producer) and a director of BNS Split Corp. II (investment company). In the not-for-profit sector, he is a director of the Investment Dealers Association of Canada. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was also Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited from December 1997 to October 2001. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary (education) from April 2004 to January 2006.
He holds a Bachelor of Science in Engineering (University of Alberta) and a Master of Business Administration (Harvard).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	6 of 7	86%
Human Resources and Compensation Committee (Chair)	3 of 3	100%
Nominating and Corporate Governance Committee	4 of 4	100%
Reserves Committee	3 of 3	100%

Other Public Company Board Memberships

BNS Split Corp. II
Fording Canadian Coal Trust

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	10,000	35,992	$3,450,780	$90,000
2007	20,000	30,333	$2,861,431

Barry W. Harrison Age: 67 Calgary, Alberta, Canada Director since 1996 Independent	Mr. Harrison is a Corporate Director and an independent businessman. He is a director and President of Eastgate Minerals Ltd. (private oil and gas company). He is also Chairman and a director of The Wawanesa Mutual Insurance Company (Canadian property and casualty insurer) and of its related companies, The Wawanesa Life Insurance Company and the U.S. subsidiary, Wawanesa General Insurance Company, headquartered in California.
He holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Audit Committee (Chair)	5 of 5	100%
Nominating and Corporate Governance Committee	4 of 4	100%

Other Public Company Board Memberships

none

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	6,434	33,837	$3,021,533	$90,000
2007	6,434	28,447	$1,982,985

Dale A. Lucas Age: 70 Calgary, Alberta, Canada Director since 1997 Independent	Mr. Lucas is a Corporate Director. He was appointed Chairman and a director of Petaquilla Copper Ltd. (mining) in April 2007. Since 1993, he has been President of D.A. Lucas Enterprises Inc., a private company owned by and through which Mr. Lucas previously consulted internationally. He served the maximum 6-year term as a director of the New York Mercantile Exchange (NYMEX) (1993 to 1999). He was past Chairman of the Alberta Petroleum Marketing Commission and held senior executive positions with J. Makowski Canada Ltd. (Calgary), J. Makowski Associates Inc. (Boston), BP Canada and BP Pipelines (San Francisco).
He holds a Bachelor of Science in Chemical Engineering and a Bachelor of Arts in Economics (University of Alberta).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Audit Committee	5 of 5	100%
Pension Committee (Chair)	2 of 2	100%

Other Public Company Board Memberships

Petaquilla Copper Ltd.

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	4,944	43,454	$3,631,302	$90,000
2007	4,944	37,706	$2,424,653

Valerie A.A. Nielsen Age: 62 Calgary, Alberta, Canada Director since 1990 Independent	Ms. Nielsen is a Corporate Director. She is a director of Wajax Income Fund (diversified company engaged in the sale and after-sales parts and service support of mobile equipment, diesel engines and industrial components). In the not-for-profit sector, she is a director of the Canada Olympic Committee. She was a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) and international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002.
She holds a Bachelor of Science (Hon.) (Dalhousie University).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Corporate Responsibility, Environment, Health and Safety Committee (Chair)	5 of 5	100%
Reserves Committee	3 of 3	100%

Other Public Company Board Memberships

Wajax Income Fund

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	44,936	48,144	$6,983,792	$90,000
2007	44,502	41,621	$4,896,093

David P. O'Brien Age: 66 Calgary, Alberta, Canada Director since 1990 Independent	Mr. O'Brien is Chairman of the Board of EnCana and Chairman of the Board of the Royal Bank of Canada. He is a director of Molson Coors Brewing Company (global brewing company) and TransCanada Corporation (pipeline and energy services). He is also a director of other private energy-related companies. In the not-for-profit sector, he is a director of the C.D. Howe Institute and Chancellor of Concordia University and is a member of the Science, Technology and Innovation Council of Canada. Previously, he was Chairman of the Board since 1990 and interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.

He holds a Bachelor of Civil Law (McGill University), a Bachelor of Arts in Honours Economics (Loyola College), an Honourary Doctorate of Civil Law (Bishops University) and an Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal College).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Nominating and Corporate Governance Committee (Chair)	4 of 4	100%

Other Public Company Board Memberships

Molson Coors Brewing Company
Royal Bank of Canada
TransCanada Corporation

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	20,722	39,391	$4,510,278	$840,000
2007	20,722	33,365	$3,074,846

Jane L. Peverett Age: 49 West Vancouver, British Columbia, Canada Director since 2003 Independent	Ms. Peverett has been President and Chief Executive Officer of British Columbia Transmission Corporation (electrical transmission) since April 11, 2005 and was previously its Chief Financial Officer (since June 2003). She is also a director of Northwest Natural Gas Company (natural gas distribution in the U.S.). In the not-for-profit sector, she is a Cabinet Member of the United Way of Vancouver and is a Fellow of the Society of Management Accountants (FCMA). She was the President of Union Gas Limited from April 2002 to May 2003, President and Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.

She holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen's University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate.

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Audit Committee	5 of 5	100%
Pension Committee	2 of 2	100%

Other Public Company Board Memberships

Northwest Natural Gas Company

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	0	30,688	$2,302,521	$90,000
2007	0	25,341	$1,440,636

Allan P. Sawin Age: 52 Edmonton, Alberta, Canada Director since 2007 Independent	Mr. Sawin is President of Bear Investments Inc. (private investment company). From 1990 until their sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in Western Canada). He is also a director of a number of private companies. In the not-for-profit sector, he is the past Chairman and serves as a Trustee of the University Hospital Foundation Board of Trustees and as a director and Secretary of the Edmonton Eskimo Football Club.
He has a Bachelor of Commerce (University of Alberta) and a Chartered Accountant designation (Alberta).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	5 of 5	100%
Audit Committee	3 of 3	100%
Human Resources and Compensation Committee	2 of 2	100%

Other Public Company Board Memberships

none

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	8,010	10,048	$1,354,892	$90,000
2007	5,510	n/a	$313,244

James M. Stanford, O.C. Age: 70 Calgary, Alberta, Canada Director since 2001 Independent	Mr. Stanford is President of Stanford Resource Management Inc. (investment management). He is also Chairman and a director of both OPTI Canada Inc. (oilsands development and upgrading company) and NOVA Chemicals Corporation (commodity chemical company). He was President and Chief Executive Officer of Petro-Canada (oil and gas company) from 1993 until his retirement in January 2000 and served as non-executive Chairman of Petro-Canada from January to May 2000. In 2004, Mr. Stanford was appointed an Officer of the Order of Canada.
He holds a Doctor of Laws (Hon.) and a Bachelor of Science in Petroleum Engineering (University of Alberta) and a Doctor of Laws (Hon.) and a Bachelor of Science in Mining (Concordia University).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	7 of 7	100%
Audit Committee	5 of 5	100%
Human Resources and Compensation Committee	3 of 3	100%
Reserves Committee (Chair)	3 of 3	100%

Other Public Company Board Memberships

NOVA Chemicals Corporation
OPTI Canada Inc.

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	6,348	38,291	$3,349,264	$90,000
2007	6,348	32,337	$2,199,242

Wayne G. Thomson Age: 56 Calgary, Alberta, Canada Director since 2007 Independent	Since February 2005, Mr. Thomson has been President and a director of Virgin Resources Limited (private junior international oil and gas exploration company with activities focused in Yemen). He is also a director of TG World Energy Corp. (TSX Venture listed international oil and gas exploration company) and a director of several private companies. Mr. Thomson was President and a director of Airborne Pollution Control Inc. (environmental services company) from 2001 to 2003. Prior to 2001, he served as President and a director of private companies in the oil and gas sector, namely, Hadrian Energy Corp., Gardiner Exploration Limited and Petrocorp Exploration Limited (New Zealand oil and gas company), a division of Fletcher Challenge (a public company), and was also President of Gardiner Oil and Gas Limited while it was a public company listed on the Toronto Stock Exchange.
He has a Bachelor of Science, Mechanical Engineering (University of Manitoba).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	5 of 5	100%
Corporate Responsibility, Environment, Health and Safety Committee	3 of 3	100%
Reserves Committee	2 of 2	100%

Other Public Company Board Memberships

TG World Energy Corp.

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	0	10,048	$753,901	$90,000
2007	0	n/a	n/a

Clayton H. Woitas Age: 59 Calgary, Alberta, Canada Director since 2008 Independent	Mr. Woitas joined the EnCana Board effective January 1, 2008. He is a professional engineer with over 30 years' experience in the Western Canadian oil and gas industry. Currently, Mr. Woitas is Chairman and Chief Executive Officer of Range Royalty Management Ltd., a private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production. He is a director of NuVista Energy Ltd. (public oil and gas company) and a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President and Chief Executive Officer of privately held Profico Energy Management Ltd. (January 2000 to June 2006), a company focused on natural gas exploration and production in Western Canada. Prior to April 2000, he was a director and President and Chief Executive Officer of Renaissance Energy Ltd., a public company focused on the Western Canadian energy sector.
He has a Bachelor of Science in Civil Engineering (University of Alberta).

Board/Committee Memberships	Attendance at Meetings during 2007

Board of Directors	n/a	n/a

Other Public Company Board Memberships

NuVista Energy Ltd.

Securities Held

Year	Common Shares(1)(2)	DSUs(3)	Total Market Value of Common Shares and DSUs(4)	Minimum Required(5)

2008	0	5,000	$375,150	$90,000
2007	0	n/a	n/a

(1)
The information as to Common Shares has been furnished by each of the nominees as of February 29, 2008 and February 28, 2007.

(2)
In addition to the Common Shares shown to be held by each director, certain Common Share option grants were made to non-officer directors, as part of their compensation prior to October 23, 2003, under the Directors' Stock Option Plan (the "DSOP"). All outstanding options have vested and may be exercised at any time prior to their expiry date. Effective October 23, 2003, the Corporation discontinued further grants under the DSOP and, effective October 25, 2005, the Corporation terminated the DSOP. A detailed description of the DSOP is set out under the heading "Equity Compensation Plan Information — Directors' Stock Option Plan". The following sets out outstanding options held by current directors under the DSOP. The option amounts also include non-DSOP options granted to certain directors who are or were officers of the Corporation, as follows: Mr. Eresman — 1,146,500 options; Mr. Grandin — 123,120 options; and Mr. O'Brien — 50,000 options. The "Value of Unexercised Options" was determined by multiplying the number of unexercised options held by each nominee as of February 29, 2008 by the difference between the closing price of the Common Shares on the Toronto Stock Exchange on February 29, 2008 ($75.03) and the exercise price of such options.

	Options to Acquire Common Shares	Value of Unexercised Options
		$
R.S. Cunningham	0	0
P.D. Daniel	15,000	769,200
I.W. Delaney	15,000	769,200
R.K. Eresman	1,146,500	18,756,610
M.A. Grandin	123,120	7,824,686
B.W. Harrison	0	0
D.A. Lucas	0	0
K.F. McCready	0	0
V.A.A. Nielsen	7,500	384,600
D.P. O'Brien	50,000	3,170,500
J.L. Peverett	0	0
A.P. Sawin	0	0
D.A. Sharp	15,000	769,200
J.M. Stanford	0	0
W.G. Thomson	0	0
C.H. Woitas	0	0

Total	1,372,120	32,443,996

(3)
The information as to the deferred share units ("DSUs") held by directors is as of February 29, 2008 and February 28, 2007. For more detailed information relating to the DSUs held by the directors, see "Statement of Executive Compensation — Compensation of Directors". The DSUs held by Mr. Eresman were granted on December 18, 2002 and vested equally on April 17, 2003, 2004 and 2005. Additional DSUs are allocated to reflect notional dividend equivalents under the deferred share unit plan. Following termination of employment of the participant, and by December 15 of the first calendar year thereafter, the value of the DSUs credited to the participant's account is calculated by multiplying the number of DSUs in the participant's account by the then market value of a Common Share. The after-tax amount is paid in cash to the director. See "Statement of Executive Compensation — Summary Compensation Table".

(4)
The "Total Market Value of Common Shares and DSUs" was determined by multiplying the number of Common Shares and DSUs held by each nominee as of February 29, 2008 in respect of 2008 and as of February 28, 2007 in respect of 2007 by the closing price of the Common Shares on the Toronto Stock Exchange on each such date ($75.03 and $56.85, respectively), but excludes the Value of Unexercised Options as presented in Note (2) above.

(5)
In 2004, the Corporation adopted revised share ownership guidelines for directors requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director, to purchase Common Shares or hold DSUs in an amount at least equal in value, based on the market price of the Common Shares, to three times the annual retainer received by a director or the Chair of the Board in such capacity. See "Statement of Executive Compensation — Compensation of Directors".

(6)
The sole general partner of Duncan Energy Partners L.P.

(7)
The sole general partner of Enterprise Products Partners L.P.

(8)
The sole general partner of Enterprise GP Holdings L.P.

(9)
As an officer of EnCana and a non-independent director, Mr. Eresman is not a member of any Board committees.

(10)
Ms. Farley is a new nominee to the Board.

(11)
In addition to being a member of the Nominating and Corporate Governance Committee, Mr. O'Brien is an ex officio non-voting member of all other Board committees. As an ex officio non-voting member, Mr. O'Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

(12)
Mr. Sawin was elected to the Board effective April 25, 2007. He joined the Audit Committee and the Human Resources and Compensation Committee during the second quarter of 2007.

(13)
Mr. Thomson was elected to the Board effective April 25, 2007. He joined the Corporate Responsibility, Environment, Health and Safety Committee and the Reserves Committee during the second quarter of 2007.

(14)
Mr. Woitas was appointed to the Board effective January 1, 2008.

        For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years of corporations of which the Corporation's nominees for election as directors served as directors, please see the section entitled "Directors and Officers" contained in the Corporation's Annual Information Form dated February 22, 2008.

        As of February 29, 2008, the number of Common Shares held beneficially by EnCana directors and senior management, Common Shares held by employees under the Corporation's savings plans, together with the total number of Common Shares under option, amount to approximately 41.6 million Common Shares, representing approximately 5.3 percent of the voting shares of EnCana on a diluted basis. In addition, directors and senior management held 664,174 deferred share units.

        The management of the Corporation has no reason to believe that any of the above nominees will be unable to serve as a director but, in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares, in respect of which they are appointed proxyholder, in accordance with their best judgment.

APPOINTMENT OF AUDITORS

        The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the directors of the Corporation be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP, or its predecessor, has been the auditors of the Corporation for more than five consecutive years.

        Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

AUDITORS' FEES

        The following table provides information about the fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2007 and 2006:

	2007	2006
	(US$ thousands)
Audit Fees(1)	4,038	3,762
Audit-Related Fees(2)	153	401
Tax Fees(3)	847	1,215
All Other Fees(4)	35	34

Total	5,073	5,412

(1)
Audit fees consist of fees for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as Audit Fees. During fiscal 2007 and 2006, the services provided in this category included due diligence reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and review of reserves disclosure.

(3)
Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2007 and 2006, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and expatriate tax services.

(4)
During fiscal 2007 and 2006, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by the Corporation's internal audit group.

        EnCana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of U.S. Securities and Exchange Commission Regulation S-X in 2006 or 2007.

SPECIAL BUSINESS OF THE MEETING

AMENDMENT TO EMPLOYEE STOCK OPTION PLAN

        At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving an amendment to the Corporation's Employee Stock Option Plan (the "ESOP") to increase the maximum number of Common Shares issuable upon the exercise of options under the ESOP by 11 million Common Shares.

Background

        The Corporation grants long-term incentives in the form of stock options and performance stock options. The long-term incentives align individual employee and shareholder interests and provide a long-term performance related incentive for eligible employees. The ESOP, which has been previously approved by shareholders, includes a fixed number of Common Shares which may be issued pursuant to options granted under the ESOP. In accordance with the policies of the Toronto Stock Exchange ("TSX"), the maximum number of Common Shares that may be issuable pursuant to options granted under the ESOP must be limited to either a fixed number or a fixed percentage of the Corporation's outstanding Common Shares.

        As at February 29, 2008, the number of Common Shares that were subject to outstanding options under the ESOP was 36,185,733. A total of 3,262,576 Common Shares remain available for new option grants.

        EnCana also has a Directors' Stock Option Plan (the "DSOP") approved by shareholders. Effective October 23, 2003, the Corporation discontinued further grants of options under the DSOP and, effective October 25, 2005, the Corporation terminated the DSOP, except as to options already granted and still outstanding under the DSOP. As at February 29, 2008, the number of Common Shares that were subject to outstanding options under the DSOP was 52,500.

        All options have a five-year term (except for small numbers of earlier plan options that have seven- and ten-year terms). EnCana has not amended the exercise price of any outstanding options and can only do so with shareholder approval. For a detailed description of the terms of the ESOP and the DSOP, see "Equity Compensation Plan Information".

Broad-Based Plan

        EnCana's ESOP is broad-based, with approximately 96 percent of EnCana's total employees participating. On an annual basis, the Corporation has granted stock options to eligible employees based on the participant's performance for the year. The number of options granted under the ESOP was 7,574,912 in 2005, 11,180,800 in 2006 and 12,089,913 in 2007, representing approximately 0.84 percent, 1.30 percent and 1.54 percent, respectively, of the number of issued and outstanding Common Shares of the Corporation as of the beginning of each year.

        Between January 1, 2005 and December 31, 2007, EnCana's number of employees increased by approximately 29 percent to a total of 5,285.

Tandem Stock Appreciation Rights

        Commencing in 2004, all stock options granted under the ESOP have associated tandem stock appreciation rights ("Tandem SARs"), which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive, in lieu thereof, a payment equal to the "in-the-money" value of the option in cash or Common Shares (at the Corporation's option). Where a Tandem SAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the shares reserved and available for new option grants. EnCana anticipates that many optionholders will utilize the Tandem SAR feature, rather than exercise their options, because the Tandem SAR feature allows optionholders to realize the value of their options without brokerage costs associated with the sale of Common Shares acquired upon the exercise of options. The non-dilutive Tandem SAR feature also provides shareholders with the benefit of increased transparency of the cost of options, as well as tax effectiveness for the Corporation, since cash payments made for options surrendered are generally deductible by the Corporation for income tax purposes.

Performance-Based Options

        In 2007, eligible participants under the ESOP received two-thirds of their option grant in the form of performance stock options. These performance stock options are subject to additional vesting requirements dependent upon the Corporation's recycle ratio. "Recycle ratio" is a key operating metric that measures the Corporation's ability to generate operating cash flow in excess of the all-in costs of adding reserves. None of these performance stock options will vest unless a recycle ratio of greater than one is achieved.

        Recycle ratios between one and three times will result in the vesting of performance stock options on a linear basis with the full amount of performance stock options vesting if a recycle ratio of three or better is achieved. The recycle ratio is calculated at the end of each year once EnCana's total proved reserves have been determined by EnCana's external reserves evaluators.

        As part of EnCana's long-term incentive plan design, performance stock options and stand-alone performance stock appreciation rights with similar performance vesting requirements will be utilized in future years, including 2008.

Increase in Maximum Number of Common Shares

        Management expects that the number of Common Shares to be issued in conjunction with options granted will be substantially reduced as a result of the implementation of Tandem SARs; however, an increase in the number of Common Shares to be reserved for the ESOP is required to allow the Corporation to grant both options and performance stock options with a Tandem SAR. The Board of Directors has approved an amendment to the ESOP to increase the maximum number of Common Shares issuable thereunder by 11 million Common Shares, subject to approval of shareholders.

        The following table sets forth the number of Common Shares which may be subject to options granted under the ESOP, after the proposed amendment, as at February 29, 2008:

	Common Shares Subject to Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Weighted Average Remaining Contractual Life of Outstanding Options (Years)	Common Shares Available for Future Option Grants	Maximum Common Shares Subject to and Available for Option Grants
Currently Approved	36,185,733	$55.07	3.39	3,262,576	39,448,309
Proposed Increase	–	–	–	11,000,000	11,000,000

Total	36,185,733	$55.07	3.39	14,262,576	50,448,309

Percentage of Outstanding Common Shares	4.82%			1.90%	6.72%

        The foregoing excludes 52,500 Common Shares subject to outstanding options under the DSOP which, when added to the total maximum Common Shares subject to outstanding options and available for future option grants (including the proposed increase), would result in a total of 50,500,809 Common Shares, representing 6.72 percent of the Common Shares outstanding as at February 29, 2008.

        To be approved, the ordinary resolution to amend the ESOP must be passed by more than 50 percent of the votes cast by shareholders, present in person or represented by proxy, at the Meeting, other than certain insiders of the Corporation who are entitled to receive a benefit under the ESOP. The Board of Directors unanimously recommends that shareholders vote in favour of the ordinary resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the ordinary resolution. The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

  BE IT RESOLVED that the amendment of the Corporation's Employee Stock Option Plan to increase the maximum fixed number of Common Shares issuable pursuant to options granted thereunder by 11 million Common Shares is hereby ratified and approved.

SHAREHOLDER PROPOSAL

        Set out in Appendix C attached to this Information Circular is the full text of a shareholder proposal that has been submitted for consideration at the Meeting and EnCana's position in response to the proposal. This proposal requests that the Board provide a report to shareholders on an established strategy for incorporating the potential costs of carbon into long-term business planning by October 2008.

        If this proposal is put forward at the Meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST such proposal.

STATEMENT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

        The following individuals served as members of the Human Resources and Compensation Committee (the "HRC Committee") during the year ending December 31, 2007: Mr. Cunningham, Mr. Delaney, Mr. Sawin (commencing April 25, 2007), Mr. Grandin and Mr. Stanford. Mr. O'Brien, Chairman of the Board of the Corporation, also serves as an ex officio non-voting member of the HRC Committee. Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002. Mr. O'Brien was interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002. There were no interlocking relationships with any HRC Committee member, as described in item 8.1(d) of Form 51-102F6 of the Canadian Securities Administrators National Instrument 51-102.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

        EnCana's compensation program (the "Program") is governed by the HRC Committee of the Board. The responsibilities of the HRC Committee include:

  •
  Making recommendations to the Board on the compensation of the President & Chief Executive Officer;

  •
  Approving and reporting to the Board on the compensation of other executive officers of EnCana;

  •
  Authorizing stock option grants, pursuant to an option plan approved by the Board and EnCana shareholders, under authority delegated by the Board; and

  •
  Reviewing annually and monitoring the design and effectiveness of the Program for the entire Corporation.

        EnCana participates in annual compensation surveys, conducted by consultants, of salary, benefits and other incentive programs of major oil and gas companies in Canada and the United States. In addition, the HRC Committee receives reports from EnCana's outside advisors on the compensation competitiveness of its executive officers and on the effectiveness of the Program. The surveys and the consultants' reports are employed by the HRC Committee in its deliberations.

Compensation Philosophy

        EnCana's compensation philosophy is as follows:

  •
  EnCana should be the employer of choice in each of the regions in which it competes;

  •
  Compensation should be results oriented and include competitive salaries, comprehensive benefits, High Performance Results Awards, and long-term incentives;

  •
  Individual compensation elements are considered within a total compensation framework, and with clear differentiation of pay based on individual, team and corporate performance; and

  •
  Total pay is designed to be competitive and to provide top quartile pay for outstanding performance.

        Compensation for the executive officers is established relative to a North American Oil & Gas peer group representing companies of a similar size and complexity to EnCana. For the most recent review, the group consisted of the following companies:

• Anadarko Petroleum Corporation	• Marathon Oil Corporation
• Apache Corporation	• Murphy Oil Corporation
• Canadian Natural Resources Limited	• Nexen Inc.
• Chesapeake Energy Corporation	• Occidental Petroleum Corporation
• Devon Energy Corporation	• Petro-Canada
• EOG Resources, Inc.	• Suncor Energy Inc.
• Hess Corporation	• Talisman Energy Inc.
• Husky Energy Inc.	• XTO Energy Inc.
• Imperial Oil Limited

        A large Canadian company peer group is used as a secondary reference. The group is criteria-based and represents independent companies with revenues greater than $5 billion from a broad cross section of industries that participate in Towers Perrin's Compensation Data Bank.

        Overall compensation is targeted at the 50th percentile of the North American Oil & Gas peer group and at the 75th percentile of the large Canadian peer group. Actual compensation paid is based on results achieved, taking into account performance, experience and overall leadership.

Compensation Objectives/Mix

        The Program is designed to attract, motivate, reward and retain the personnel required to achieve EnCana's operational and strategic objectives. The same compensation framework applies to all regular EnCana employees, including executive officers and the President & Chief Executive Officer.

        The Program has the following key components:

  •
  Base salary;

  •
  Annual Incentive Plan; and

  •
  Long-Term Incentive Plan.

        In 2006, the HRC Committee approved changes to the Corporation's short and long-term incentive plans to enhance the link between results achieved and rewards received. The Program for executive officers is results oriented and greater than two-thirds is based on performance related incentive compensation. The following table sets forth the percentages that each of the key components of the Program comprise of the overall compensation provided to the following executive officers in 2007:

	Base Salary	Annual Incentives	Long-Term Incentives
President & Chief Executive Officer	16%	32%	52%
Executive Vice-President & Chief Financial Officer	23%	20%	57%
Other Executive Officers	29%	21%	50%

  Base Salary

        In determining salaries for the executive officers and in recommending the salary of the President & Chief Executive Officer, the HRC Committee considers the competitive market data for similar positions and the individual executive's experience and performance. Based on the most recently available market data, salaries in 2007 of executive officers, excluding the President & Chief Executive Officer, were, on average at the 54th percentile of their primary comparator group.

  Annual Incentive Plan

        All employees, including executive officers, are eligible to participate in the annual incentive plan "High Performance Results Awards". High Performance Results targets are set to provide 50th percentile total cash compensation. Maximum awards are 200 percent of target for all employees, including executive officers. The President & Chief Executive Officer's maximum award is 250 percent of target. The High Performance Results Awards are based on the following:

  •
  An Individual Award, weighted 50 percent, determined based on meeting and exceeding objectives and accountabilities set out annually in an individual's High Performance Contract; and

  •
  A Team Award, weighted 50 percent, determined based on operating performance relative to targets set out in team scorecards and on company-wide financial performance relative to targets set out in the corporate scorecard. Team scorecards use various objective operational indicators, such as Production, Capital, Capital Efficiency Operating Cost and Environmental & Safety Performance. The company-wide scorecard, in addition to operational indicators, uses various objective financial indicators such as Operating Earnings, Cash Flow, Return on Capital, Debt to Capitalization, and Administrative Cost performance.

        The High Performance Results Awards are determined for executive officers by the HRC Committee taking into account individual performance compared to objectives and additional value added; team performance on an absolute basis; and company-wide performance on an absolute basis and compared to peer companies on a relative basis.

        The actual 2007 High Performance Results Awards for the below referenced Named Executive Officers (defined on page 20), as well as the annual incentive opportunity and key individual contributions for the year are summarized as follows:

Name	2007 Actual	Threshold	Target	Maximum	Individual Contribution Highlights
Jeff E. Wojahn	$579,600	$0	$315,000	$630,000	Out-performed financial and operating targets and achievement of significant strategic initiatives in the United States.
Michael M. Graham	$476,531	$0	$287,500	$575,000	Leadership in achievement of new resource additions and cost reduction initiatives in Canada.
Brian C. Ferguson	$459,250	$0	$275,000	$550,000	Corporate leadership in positioning EnCana's financial portfolio to effectively manage commercial risk.
R. William Oliver	$438,375	$0	$262,500	$525,000	Achievement of the Corporation's strategic initiatives related to acquisitions, divestitures and commodity risk management.

  Long-Term Incentives

        The Corporation grants long-term incentives to align individual employee and shareholder interests and to provide a long-term performance related incentive for eligible employees. The long-term incentive plan is broad-based, with approximately 96 percent of total employees participating in 2007. Long-term incentives are granted to ensure highly competitive total direct compensation. EnCana has a long-term incentive strategy that includes a combination of stock option grants and performance stock option grants.

        EnCana maintains an Employee Stock Option Plan (the "ESOP"). The ESOP provides for the granting of options to purchase Common Shares to executive officers and to most other employees of EnCana and its subsidiaries. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee.

        Stock option grants are dependent upon competitive market data and individual performance. Options granted under the ESOP have an option price that is not less than the market price at the time the option is granted, have a term of five years and vest 30 percent on the first anniversary, an additional 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant. Additional vesting requirements based on pre-determined performance criteria also apply to performance stock options.

        In 2007, one-third of the long-term incentive grant was in the form of stock options, which vest based on the passage of time as described above. Two-thirds of the grant was in the form of performance stock options that vest depending upon the Corporation's performance. The performance measure that will be used to determine the degree to which the performance stock options vest is based on the Corporation's recycle ratio, which is a measure of value added through the Corporation's upstream operations. "Recycle ratio" is a key operating metric that measures the Corporation's ability to generate operating cash flow in excess of the all-in costs of adding reserves.

  •
  No performance stock options will vest unless a recycle ratio of greater than one is achieved;

  •
  Fifty percent of performance stock options will vest if a recycle ratio of two is achieved; and

  •
  One hundred percent of performance stock options will vest if a recycle ratio of three or better is achieved.

        Performance stock options that do not vest based on performance in each year are cancelled. Based on recycle ratio performance for 2007, 85 percent of the first tranche of performance stock options from the 2007 grant vested on February 13, 2008.

        Commencing in 2004, all stock options granted under the ESOP have an associated tandem stock appreciation right that allows participants to receive a cash payment upon exercise instead of a share.

        For additional information relating to the ESOP, see "Equity Compensation Plan Information".

  Overall Compensation Positioning

        Based on the most recently available market data, actual 2007 total direct compensation (salaries, High Performance Results Awards for 2006 paid in 2007, and long-term incentives) for the executive officers, excluding the President & Chief Executive Officer, were, on average, at the 57th percentile of their primary comparator group.

Compensation of the President & Chief Executive Officer

        Mr. Eresman's compensation has the same performance related components as those previously described. They are: base salary, High Performance Results Awards and long-term incentives.

  Base Salary

        During 2007, Mr. Eresman's annual salary was $1,250,000, unchanged from the prior year. Based on the most recently available market data, Mr. Eresman's salary for 2007 was between the 25th and 50th percentiles of EnCana's North American Oil & Gas peer group.

  Annual Incentive Plan

        In determining his High Performance Results Award, the HRC Committee considered the President & Chief Executive Officer's responsibility for the overall direction and leadership of the business and affairs of the Corporation in order to:

  •
  Develop and execute a corporate strategy designed to achieve sustained, profitable growth with an objective of maximizing shareholder value which takes into account the opportunities and risks of the business;

  •
  Achieve performance targets and objectives set out in an approved budget and aligned with the strategic plan;

  •
  Foster best practices in corporate governance;

  •
  Identify all significant risks to the Corporation's assets and ensure that procedures are established to mitigate the impact of the risks in the best interest of shareholders;

  •
  Maintain high standards for environment, health and safety performance;

  •
  Manage the Corporation's affairs with a view to balancing short-term growth with positioning for medium and long-term growth;

  •
  Steward the Corporation's operating and capital expenditures;

  •
  Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility, building a strong reputation as a principled corporation;

  •
  Foster cooperation with the Corporation's stakeholders including regulators, land owners and the general public;

  •
  Provide for corporate management succession and development including monitoring corporate management performance against high performance contracts; and

  •
  Ensure that EnCana is an "employer of choice" enabling the hiring and retention of the best people.

        This led to the 2007 highlights categorized below. Each category was given equal weighting in the determination of Mr. Eresman's High Performance Results Award:

Measure	Actual Results	Results v. Target
Financial Performance* (25% weight)
• Cash flow per share (diluted)	Increased 29 percent to $11.06	Out performed
• Operating earnings per share	Increased 37 percent to $5.36	Out performed
• Free cash flow	Generated $2.4 billion of free cash flow, up 171 percent	Out performed
• Capital investment	Decreased 4 percent to $6.0 billion	Performed
• Net debt-to-adjusted-EBITDA	1.2 times at year end	Performed
• Net debt-to-capitalization	34 percent at year end	Performed
Operating Performance* (25% weight)
• Key natural gas resource play production	Increased 14 percent	Out performed
• Natural gas production	Increased 6 percent to 3.6 billion cubic feet per day, up 15 percent per share	Out performed
• Oil and natural gas liquids production	Decreased 9 percent to about 134,000 barrels per day	Performed
• Operating and administrative costs	$1.17 per thousand cubic feet equivalent ("Mcfe")	Performed

Reserves* (25% weight)
• Proved reserves increased 12 percent in total operations to 18.9 trillion cubic feet equivalent ("Tcfe"). Added 3.6 Tcfe of proved reserves, compared to production of 1.6 Tcfe, for a production replacement of 227 percent.	Out performed
• Natural gas proved reserves increased 7 percent to 13.3 trillion cubic feet ("Tcf"). Proved gas reserves additions of 2.2 Tcf.	Out performed
• Oil and NGLs proved reserves increased 26 percent to 927 million barrels. Proved oil and NGLs additions were 241 million barrels.	Out performed
• Finding and development costs averaged $1.65 per Mcfe for total operations.	Out performed
Strategic Leadership (25% weight)
• Sharpened investment and operating discipline by moderating the rate of production growth and capital investment to a level that delivered stronger returns.
• Strengthened EnCana's North American unconventional gas position with the acquisition of additional Deep Bossier natural gas interests in East Texas and by selling interests in Chad, the Mackenzie Delta, the Beaufort Sea and Australia.
• Stewarded a successful first full year of integrated oil business with ConocoPhillips composed of two 50-50 entities — one upstream and one downstream.
• Advanced resource play development in the United States and northeast British Columbia by:
• Achieving significant growth in production and reserves at Jonah, East Texas and Cutbank Ridge.
• Fostering the development of practices and equipment that increase resource recovery, capital and operating efficiency and improve environmental performance.
• Gained approval for the development of the Deep Panuke natural gas project offshore Nova Scotia.
• Executed prudent risk mitigation initiatives to protect EnCana's cash flow against short-term commodity price volatility.

*
For disclosure with respect to the references to cash flow, operating earnings, free cash flow, the method of calculation of Mcfes, production replacement and finding and development costs, see Appendix A to this Information Circular. All amounts are shown in U.S. dollars.

        The actual 2007 High Performance Results Award for Mr. Eresman is summarized below along with the potential range of annual incentive opportunity.

Name	2007 Actual	Threshold	Target	Maximum	Individual Contribution Highlights
Randall K. Eresman	$2,500,000	$0	$1,250,000	$3,125,000	as described above

  Long-Term Incentives

        Mr. Eresman participates in the long-term incentive plan as described earlier. Consistent with the executive officers and other long-term incentive plan participants, in 2007, Mr. Eresman's stock option grant included one-third time-based vesting options (150,000) and two-thirds performance-based vesting options (300,000). The performance stock option vesting depends upon the Corporation's performance which is determined by the Corporation's recycle ratio.

  Overall Compensation Positioning

        Based on the most recent available market data, Mr. Eresman's actual 2007 total direct compensation (salary, High Performance Results Awards for 2006 paid in 2007, and long-term incentives) was at approximately the 25th percentile of EnCana's North American Oil & Gas peer group.

Share Ownership Guidelines

        Effective October 23, 2003, EnCana adopted share ownership guidelines for executive officers which are:

• President & Chief Executive Officer	4 times base salary
• Executive Vice-Presidents	2 times base salary

        In calculating ownership in EnCana, the value of Common Shares owned and deferred share units awarded are included, while stock options and performance share units granted, but unpaid, are excluded. The guidelines are to be satisfied within a period of the later of five years from their adoption or the officer's appointment. As at December 31, 2007, the President & Chief Executive Officer and ten of the ten executive officers met or exceeded the share ownership guidelines.

        Submitted on behalf of the Human Resources and Compensation Committee:

M.A. Grandin, Chair R.S. Cunningham I.W. Delaney	A.P. Sawin J.M. Stanford

SUMMARY COMPENSATION TABLE

        The following table summarizes the compensation paid by EnCana to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the "Named Executive Officers") who served as executive officers in 2007.

Long-Term Compensation Awards
Annual Compensation
Shares or Units Subject to Resale Restrictions(3)
Securities under Options/SARs Granted (2) #
Name and Principal Positions		Salary $	Bonus $	Other Annual Compensation (1) $				All Other Compensation (4) $
	Year					#	$
Randall K. Eresman President & Chief Executive Officer	2007 2006 2005	1,250,000 1,250,000 980,000	2,500,000 1,600,000 1,387,500	58,624 45,428 65,292	450,000 160,000 100,000	– – 34,000	– – 1,302,880	76,830 77,370 71,460
Jeff E. Wojahn Executive Vice-President (President, USA Division)	2007 2006 2005	622,500 570,833 431,250	579,600 524,125 662,729	51,645 41,985 52,024	135,000 80,000 46,000	– – 16,000	– – 613,120	29,025 27,625 28,035
Michael M. Graham Executive Vice-President (President, Canadian Foothills Division)	2007 2006 2005	562,500 506,250 431,250	476,531 577,016 502,604	54,920 45,654 50,800	135,000 80,000 46,000	– – 16,000	– – 613,120	35,580 32,715 21,563
Brian C. Ferguson Executive Vice-President & Chief Financial Officer	2007 2006 2005	543,750 514,167 453,750	459,250 611,469 508,369	54,457 44,762 50,800	150,000 80,000 50,000	– – 17,000	– – 651,440	34,905 33,204 22,688
R. William Oliver Executive Vice-President, Business Development (President, Midstream & Marketing Division)	2007 2006 2005	525,000 518,750 493,750	438,375 483,906 593,188	54,516 45,098 50,800	90,000 50,000 50,000	– – 17,000	– – 651,440	33,780 33,495 24,688

(1)
"Other Annual Compensation" represents each Named Executive Officer's annual allowance, the annual fee for financial planning and tax preparation, membership fees associated with the personal use of clubs and the taxable benefit associated with company provided parking. The amounts include for Mr. Eresman an annual allowance of $36,000 in 2007, $37,800 in 2006 and $39,600 in 2005. The amounts include for Mr. Wojahn an annual allowance of $36,000 in 2007, $36,810 in 2006 and $39,600 in 2005. The amounts include for Mr. Graham an annual allowance of $39,600 in 2007 and 2006 and $35,700 in 2005. The amounts include for Mr. Ferguson an annual allowance of $36,000 in 2007 and 2006 and $36,900 in 2005. The amounts include for Mr. Oliver an annual allowance of $36,000 in each year.

(2)
"Securities under Options/SARs Granted" refers to stock options granted to the Named Executive Officers.

(3)
"Shares or Units Subject to Resale Restrictions" refers to the number of performance share units ("PSUs") granted on February 15, 2005 under the Performance Share Unit Plan (the "PSU Plan") and their respective value as at the date of grant. The PSUs granted under the PSU Plan may be payable or be forfeited on the third anniversary of the date of grant dependent on EnCana's relative total shareholder return. Additional PSUs granted under the PSU Plan are allocated to reflect notional dividend equivalents under the PSU Plan. As at December 31, 2007, the aggregate value of PSUs (including dividend equivalents automatically credited under the PSU Plan), based on EnCana's relative total shareholder return and a Common Share price of $67.50 on the TSX, was: Mr. Eresman — $2,949,281, Mr. Wojahn — $1,387,897, Mr. Graham — $1,387,897, Mr. Ferguson — $1,474,640 and Mr. Oliver — $1,474,640.

(4)
"All Other Compensation" represents the Corporation's matching contribution of 5 percent of salary to the EnCana Investment Plan for employees in the form of Common Shares plus premiums for personal life insurance and flex credits under the Corporation's flexible benefits plan.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name and Principal Positions	Common Shares Under Options/ SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Grant Price ($/Common Share)	Market Value of Common Shares on the Date of Grant(2) ($/Common Share)	Expiration Date
Randall K. Eresman President & Chief Executive Officer	450,000	4.12	56.09	56.09	February 13/12
Jeff E. Wojahn Executive Vice-President (President, USA Division)	135,000	1.24	56.09	56.09	February 13/12
Michael M. Graham Executive Vice-President (President, Canadian Foothills Division)	135,000	1.24	56.09	56.09	February 13/12
Brian C. Ferguson Executive Vice-President & Chief Financial Officer	150,000	1.37	56.09	56.09	February 13/12
R. William Oliver Executive Vice-President, Business Development (President, Midstream & Marketing Division)	90,000	0.82	56.09	56.09	February 13/12

(1)
Options granted under the ESOP vest 30 percent on the first anniversary, an additional 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant and have associated tandem stock appreciation rights. Two-thirds of each option grant in 2007 is in the form of performance options which are subject to additional vesting requirements dependent upon EnCana's recycle ratio. See "Equity Compensation Plan Information".

(2)
The President & Chief Executive Officer and other Named Executive Officers received options granted on February 14, 2007 based on the Common Share price at the close of business on February 13, 2007.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

			Unexercised Options/ SARs at Financial Year-End		Value of Unexercised In-the-Money Options/ SARs at Financial Year-End*
Name and Principal Positions	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Non- Exercisable (#)	Exercisable ($)	Non- Exercisable ($)
Randall K. Eresman President & Chief Executive Officer	80,000	2,795,845	148,000	602,000	4,418,800	8,457,700
Jeff E. Wojahn Executive Vice-President (President, USA Division)	20,000	654,648	71,600	209,400	2,139,368	3,155,262
Michael M. Graham Executive Vice-President (President, Canadian Foothills Division)	47,600	1,669,480	24,000	209,400	462,000	3,155,262
Brian C. Ferguson Executive Vice-President & Chief Financial Officer	60,000	1,934,800	84,000	226,000	2,645,400	3,373,100
R. William Oliver Executive Vice-President, Business Development (President, Midstream & Marketing Division)	37,000	1,489,176	48,000	145,000	1,294,950	2,285,120

*
"Value of Unexercised In-the-Money Options/SARs at Financial Year-End" is based on the December 31, 2007 closing price of $67.50 on the TSX.

PENSION PLAN TABLE

	Years of Service
Final Average Pensionable Earnings $	15 $	20 $	25 $	30 $	35 $	40 $
500,000	150,000	200,000	250,000	300,000	350,000	400,000
750,000	225,000	300,000	375,000	450,000	525,000	600,000
1,000,000	300,000	400,000	500,000	600,000	700,000	800,000
1,250,000	375,000	500,000	625,000	750,000	875,000	1,000,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000	1,200,000
1,750,000	525,000	700,000	875,000	1,050,000	1,225,000	1,400,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000	1,600,000
2,250,000	675,000	900,000	1,125,000	1,350,000	1,575,000	1,800,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000	2,000,000
2,750,000	825,000	1,100,000	1,375,000	1,650,000	1,925,000	2,200,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000	2,400,000
3,250,000	975,000	1,300,000	1,625,000	1,950,000	2,275,000	2,600,000

        The foregoing amounts only apply for retirement at age 60 or above and are reduced in the event of retirement before that date. The pension plan provides for 2 percent of five-year final average pensionable earnings for each year of credited service. Pensions are payable for life, but continue for a minimum of 10 years after retirement for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse continue for a minimum of five years after retirement. For the President & Chief Executive Officer, average pensionable earnings is salary plus bonus (to a maximum of 67 percent of salary). For the other Named Executive Officers, average pensionable earnings is salary plus bonus (to a maximum of 40 percent of salary).

SUPPLEMENTAL PENSION DISCLOSURE

        The following table summarizes the projected pension benefits at normal retirement, the accrued pension obligation as at December 31, 2006 and December 31, 2007 and the change in pension obligation in 2007 for each Named Executive Officer.

	Annual Pension Benefit Payable at Age 65(1) $		Change in Obligation
		Accrued Obligation at December 31, 2006(2) $				Whole Years of Pensionable Service at December 31, 2007 #
Name			Service & Compensation(3) $	Other Items(4) $	Accrued Obligation at December 31, 2007(2) $
Randall K. Eresman	1,868,554	16,232,428	(813,206)	567,990	15,987,212	29
Jeff E. Wojahn(5)	442,469	852,570	340,947	(89,392)	1,104,125	5
Michael M. Graham(5)	344,809	803,283	322,794	(72,831)	1,053,246	5
Brian C. Ferguson	597,636	4,736,401	594,030	(328,762)	5,001,669	25
R. William Oliver	505,950	5,177,608	37,423	198,582	5,413,613	27

(1)
Represents the estimated annual pension that would be received, based on current (2007) compensation levels and the assumption the individual retires at age 65.

(2)
The actuarial value of the projected pension obligation to the date specified. The actuarial assumptions are the same as those disclosed in the note to the Corporation's 2007 consolidated financial statements. The methods used to determine estimated amounts may not be identical to the methods used by other corporations, and as a result the figures may not be directly comparable to similar estimates disclosed by other corporations.

(3)
The value of the projected pension benefit accrued for service in 2007 includes employee contributions and any changes in compensation if different than that assumed.

(4)
Includes interest on the prior year's pension obligation plus changes in interest rate and actuarial assumptions as at December 31, 2007.

(5)
Prior to January 1, 2003, Mr. Wojahn and Mr. Graham were members of the defined contribution pension plan option.

        The Corporation's normal retirement age is 65. Pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 and from age 60 for service after that date.

        Pensions payable to the Named Executive Officers will be paid from the EnCana Corporation Canadian Pension Plan for pension benefits up to the level permitted from a registered pension plan and will be paid from the EnCana Corporation Supplemental Pension Plan for pension benefits beyond the limits permitted from a registered pension plan.

EMPLOYMENT AGREEMENTS

        EnCana has agreements with the Named Executive Officers that provide for the payment of certain severance benefits if a change in control of EnCana occurs and, within a three-year period following the change in control, the individual's employment is terminated by EnCana other than for cause, disability, retirement or death, or by the individual for certain specified reasons such as a change in responsibilities, or a reduction in salary and benefits except for across-the-board reductions similarly affecting all other executive officers of the Corporation.

        An individual terminated following a change in control, pursuant to these agreements, will receive a lump sum severance payment equal to the base salary and bonus that would have been earned by that individual through the end of the severance period. In the case of the President & Chief Executive Officer, the severance period is 36 months. In the case of the other Named Executive Officers, the period is 24 months. In addition to the lump sum payments, the agreements provide that the Named Executive Officers are entitled to the continuation of insurance plan benefits, the accrual of pensionable service, the continuation of perquisites for the duration of the severance period and immediate vesting of all stock options to purchase Common Shares granted under the ESOP.

        In July 2004, Mr. Wojahn and Mr. Graham were each granted a retention arrangement which provides for the payment of $2,500,000 if the simple average of the closing price of the Common Shares on the TSX is no less than $50, over a consecutive 45-day trading period, within a period of six years from the date of the arrangement and provided that Mr. Wojahn and Mr. Graham remain employed with the Corporation for a minimum of four years and are still employed with the Corporation at the time such share price objective is met.

PERFORMANCE CHART

        The following chart illustrates changes over the past five-year period in cumulative total shareholder return, assuming an actual investment with all dividends reinvested, in Common Shares of EnCana on the S&P/TSX Composite Index and the S&P 500.

5 YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN (TSX)
($100 invested in Base Period)

As at December 31	2002	2003	2004	2005	2006	2007	5-Year Compound Average Growth Rate
ECA (TSX)	100	105	142	220	227	289	24%
S&P/TSX Composite	100	126	144	179	210	230	18%
S&P 500	100	128	142	149	172	182	13%

COMPENSATION OF DIRECTORS

        During 2007, each director was paid an annual retainer of $30,000, pro-rated for periods of partial service, which was paid in quarterly installments. The President & Chief Executive Officer received no compensation for serving as a director of the Corporation. For each meeting of the Board, a fee of $1,500 was paid to each director who attended in person or by telephone. For each meeting of a Committee of the Board, a fee of $1,500 was paid to each Committee member who attended in person or by telephone. Committee chairs received a supplemental fee of $7,500 per annum, paid in quarterly installments. The Chair of the Audit Committee received a further supplemental fee of $7,500 per annum, paid in quarterly installments. Directors received no compensation to prepare for Board or Committee meetings. For each meeting of the Board or a Committee thereof, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

        The non-executive Chairman of the Board also received an annual retainer of $250,000, paid in quarterly installments.

        In 2004, the Corporation adopted revised share ownership guidelines for directors requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director of the Corporation, to purchase Common Shares of the Corporation or hold Deferred Share Units ("DSUs") in an amount at least equal in value, based on the market price of the Common Shares, to three times the annual retainer received by a director or the Chair of the Board in such capacity. Each director who has been a director for at least five years has exceeded the share ownership guidelines.

        EnCana has a Directors' Stock Option Plan (the "DSOP"), a detailed description of which is set out under the heading "Equity Compensation Plan Information — Directors' Stock Option Plan". Effective October 23, 2003, the Corporation discontinued further grants under the DSOP and, effective October 25, 2005, the Corporation terminated the DSOP.

        EnCana has a Deferred Share Unit Plan for Directors of EnCana Corporation (the "Directors' DSU Plan"). Under the Directors' DSU Plan, non-employee directors receive an annual grant of 5,000 DSUs effective January 1 of each year. Newly appointed or elected directors receive their initial grant upon joining the Board. Directors may elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. When a dividend is paid on Common Shares, each participant's DSU account is allocated with additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares. Following cessation of the participant's directorship and by December 15 of the first calendar year thereafter, the value of the DSUs credited to the participant's account is calculated by multiplying the number of DSUs in the participant's account by the then market value of a Common Share. The after-tax amount is paid to the participant.

Compensation Provided to Non-Employee Directors in 2007

Name	Board Retainer $	Committee Chair Fee $	Board Meeting Fee $	Committee Meeting Fee $	Travel Fee $	Total Fees Paid $	DSUs Granted(4) #
Michael N. Chernoff(1)	9,560	–	3,000	4,500	–	17,060	5,000
Ralph S. Cunningham	30,000	–	10,500	12,000	6,000	58,500	5,000
Patrick D. Daniel	30,000	–	10,500	10,500	–	51,000	5,000
Ian W. Delaney	30,000	–	9,000	9,000	6,000	54,000	5,000
Michael A. Grandin	30,000	7,500	9,000	15,000	–	61,500	5,000
Barry W. Harrison	30,000	15,000	10,500	13,500	–	69,000	5,000
Dale A. Lucas	30,000	7,500	10,500	10,500	–	58,500	5,000
Ken F. McCready	30,000	–	10,500	10,500	–	51,000	5,000
Valerie A.A. Nielsen	30,000	7,500	10,500	12,000	–	60,000	5,000
David P. O'Brien(2)	280,000	7,500	10,500	24,000	–	322,000	5,000
Jane L. Peverett	30,000	–	10,500	10,500	–	51,000	5,000
Allan P. Sawin(3)	20,522	–	7,500	7,500	–	35,522	5,000
Dennis A. Sharp	30,000	–	10,500	13,500	–	54,000	5,000
James M. Stanford	30,000	7,500	10,500	16,500	–	64,500	5,000
Wayne G. Thomson(3)	20,522	–	7,500	7,500	–	35,522	5,000

(1)
Mr. Chernoff retired effective April 25, 2007.

(2)
Board retainer includes additional retainer as Chairman.

(3)
Mr. Sawin and Mr. Thomson joined April 25, 2007.

(4)
Excludes that portion of retainer and fees elected to be paid in the form of DSUs and excludes additional DSUs granted in lieu of dividends on the DSUs previously granted.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

        EnCana's ESOP has been approved by shareholders. The purpose of the ESOP is to foster a proprietary interest in EnCana and provide a long-term performance related incentive for executive officers and most other employees of EnCana and its subsidiaries. As at February 29, 2008, approximately 96 percent of EnCana's employees were participants in the ESOP.

Administration

        The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to determine which employees are to be granted options and to grant options to those employees. The HRC Committee also has the authority to interpret the ESOP and any option granted thereunder and the discretion to attach tandem stock appreciation rights ("Tandem SARs") to the options.

Common Shares Reserved

        As at February 29, 2008, there were 36,185,733 options outstanding under the ESOP and 3,262,576 options available for grant, representing approximately 4.82 percent and 0.43 percent, respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

        Options may be granted from time to time to eligible employees and an option agreement is entered into at the time of grant. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee.

        The exercise price of an option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the option is made, or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded.

        The HRC Committee has the right to determine at the time of grant that a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, options could be granted for a period of up to ten years from the date of grant. Options currently outstanding under the ESOP have a term of five years (except for small numbers of earlier plan options that have seven- and ten-year terms) and vest, subject to the satisfaction of performance criteria as described below for performance stock options granted in 2007, 30 percent on the first anniversary, an additional 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Performance Vesting Criteria

        In 2007, eligible participants under the ESOP received two-thirds of their option grant in the form of performance stock options. These performance stock options are subject to additional vesting requirements dependent upon the Corporation's recycle ratio. "Recycle ratio" is a key operating metric that measures the Corporation's ability to generate operating cash flow in excess of the all-in costs of adding reserves. None of these performance stock options will vest unless a recycle ratio of greater than one is achieved.

        Recycle ratios between one and three times will result in the vesting of performance stock options on a linear basis with the full amount of performance stock options vesting if a recycle ratio of three or better is achieved. The recycle ratio is calculated at the end of each year once EnCana's total proved reserves have been determined by EnCana's external reserves evaluators.

Tandem SARs

        As of the beginning of 2004, all stock options granted under the ESOP have associated Tandem SARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive cash or Common Shares (at EnCana's discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the Tandem SAR, over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Where a Tandem SAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

        An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of EnCana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the ESOP or in any option agreement confers on any optionholder any right to remain as an officer or employee of EnCana or any subsidiary.

        Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Blackout Period

        In 2007, shareholders approved an amendment to the ESOP to allow for an extension to the term of options if they expire during or shortly after a period when option exercising is prohibited by the Corporation (the "Blackout Period"). If the exercise period of an option expires during or within ten business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period").

Specific Amendment Provision

        The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any option previously granted. Furthermore, approval by the shareholders of the Corporation will be required for amendments that relate to:

  (a)
  any increase in the number of shares reserved for issuance under the ESOP;

  (b)
  any reduction in the subscription price or cancellation and reissue of options;

  (c)
  any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

  (d)
  any increase to the length of the Blackout Extension Period;

  (e)
  the inclusion of non-employee directors as eligible participants;

  (f)
  any allowance for the assignability of options; or

  (g)
  amendments required to be approved by shareholders under applicable law.

        This specific amendment procedure was added to the ESOP in 2007 and was approved by the shareholders of the Corporation.

DIRECTORS' STOCK OPTION PLAN

        EnCana's DSOP, approved by shareholders, is administered by the HRC Committee.

        Effective October 25, 2005, EnCana terminated the DSOP, except as to options already granted and still outstanding under the DSOP. Prior to the termination of the DSOP, EnCana had discontinued grants under the DSOP on October 23, 2003.

Common Shares Reserved

        As at February 29, 2008, there were 52,500 options outstanding under the DSOP, representing approximately 0.01 percent of the total number of outstanding Common Shares as at such date.

Exercise Price, Vesting and Expiry

        For options granted prior to termination of the DSOP, the exercise price was the market price of the Common Shares on the trading day immediately preceding the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the trading day immediately preceding the grant date, or, if Common Shares did not trade on that date, on the next preceding day on which a board lot was traded.

        All outstanding options have vested and may be exercised, at any time prior to their expiry date, by an optionholder as to 100 percent of the optioned Common Shares or any part thereof. The expiry date of an option is five years after the grant date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The ESOP and the DSOP are the only compensation plans under which equity securities of EnCana have been authorized for issuance. As of December 31, 2007, there were an aggregate of 29,199,199 options outstanding under the ESOP and DSOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders — ESOP and DSOP	29,199,199	$47.14	12,218,647
Equity compensation plans not approved by securityholders	None	None	None

Total	29,199,199	$47.14	12,218,647

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation carries Directors' and Officers' Liability Insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries and affiliates. The Corporation does not purchase entity coverage. The directors' and officers' insurance has an aggregate coverage limit of US$170,000,000 in each policy year without deductible. The annual premium paid by the Corporation in 2007 in respect of its directors and officers and the directors and officers of its subsidiaries and affiliates as a group was US$1,660,000. This premium is for a 13-month term, May 1, 2007 to June 1, 2008, to coincide with the corporate insurance program.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        EnCana and its Board of Directors are committed to attaining the highest standards of corporate governance. EnCana believes that adopting and maintaining appropriate governance practices is fundamental to generating long-term shareholder value. The Corporation continually assesses and updates its practices and believes it employs a leading system of corporate governance to ensure the interests of shareholders are well protected. The Corporation fully complies with all applicable regulatory requirements concerning corporate governance.

        In Canada, the Canadian securities regulatory authorities in all of the provinces and territories of Canada (collectively, the "CSA") adopted National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") effective June 30, 2005. Disclosure of governance practices is now required in accordance with NI 58-101.

        With respect to the United States, the Corporation is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission ("SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for the Corporation as a non-U.S. company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on EnCana's website www.encana.com, the Corporation is in compliance with the NYSE corporate governance standards in all significant respects.

        The Board of Directors and its Committees continually evaluate and enhance the Corporation's corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

        The following statement of the Corporation's existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101. Comments are also included with respect to certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to Multilateral Instrument 52-110 ("MI 52-110"). The Corporation's approach to corporate governance meets or exceeds the best practices enunciated under NP 58-201.

BOARD OF DIRECTORS

Independence

        The Board is currently composed of 16 directors, 15 of whom are independent directors. Mr. Eresman, EnCana's President & Chief Executive Officer, is the only Board member who is a member of the Corporation's management. Mr. McCready is not standing for re-election to the Board and Mr. Sharp is retiring from the Board as a result of EnCana's retirement age restrictions, both retirements being effective April 22, 2008. Mr. Woitas was appointed to the Board effective January 1, 2008. Ms. Farley is a new nominee to the Board.

        The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with the Corporation, including business, family and other relationships. The Board has determined that Mr. Eresman is not considered independent due to his position as President & Chief Executive Officer.

        The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

        The Chair of the Board, Mr. O'Brien, is independent. Pursuant to EnCana's By-Laws, the Chair and the Chief Executive Officer of the Corporation shall not be the same person, except in very limited circumstances. The Chair of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

        The Board has a policy requiring that a director tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance Committee ("NCG Committee") will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with the Corporation's By-Laws and applicable corporate laws.

Board Tenure

        The Board has established a mandatory retirement age restriction whereby a director shall not stand for re-election at the first annual meeting after reaching the age of 71.

Board Meetings

        In 2007, EnCana held 7 Board meetings and 22 Committee meetings. The overall combined attendance by EnCana directors at both Board and Committee meetings was 99 percent. EnCana's directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chair of the Board and the respective Committee Chairs act as the chair of such meetings. In 2007, there were 6 in-camera Board meetings and 16 in-camera Committee meetings. The attendance record of each director is described in "Purposes of the Meeting — Election of Directors".

Non-EnCana Directorships

        The Board has not adopted a formal policy limiting the number of outside directorships of EnCana's directors. Other public company board memberships held by director nominees of EnCana are described in "Purposes of the Meeting — Election of Directors". Directors who serve together on other boards are Mr. Delaney and Mr. Stanford who are directors of OPTI Canada Inc. The Board does not believe these interlocking board relationships impact on the ability of these directors to act in the best interests of the Corporation.

BOARD MANDATE

        The Board has adopted a written mandate which is attached as Appendix B to this Information Circular. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of EnCana and includes the following primary responsibilities.

Supervision of Management

        The Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives comprised in the annual budget and the strategic plan. The Board supports management's commitment to training and developing all employees.

EnCana's Strategic Plan

        The Board is responsible for the annual review and approval of EnCana's strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

        The Board is responsible for ensuring that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves management's identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal control exists.

Communications

        The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

        EnCana provides detailed information on its business, operating and financial results on its website www.encana.com. EnCana's news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as "SEDAR" www.sedar.com and by the SEC known as "EDGAR" www.sec.gov.

        The Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

  (a)
  shareholders may send comments via email to investor.relations@encana.com;

  (b)
  the Corporation's Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

  (c)
  the Corporation's transfer agent, CIBC Mellon, has a website www.cibcmellon.com and a toll-free number (1-800-387-0825) to assist shareholders.

Expectations of Directors

        The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

        The Board is responsible for establishing an appropriate system of corporate governance, including practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has approved a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants, and monitors compliance with the practice, and approves any waivers of the practice for officers and directors.

POSITION DESCRIPTIONS

        EnCana has written guidelines for each of the President & Chief Executive Officer, the Chair of the Board and each Committee Chair which are available on the Corporation's website www.encana.com. The Board is responsible for monitoring the Chief Executive Officer's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the President & Chief Executive Officer compensation and evaluates the President & Chief Executive Officer's performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management's authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

        The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of the Board.

EnCana has instituted a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing the Corporation's strategic planning materials, directors' information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chair of the Board, President & Chief Executive Officer or any other director.

        The Corporation provides continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of EnCana's business environment. Opportunities provided during 2007 were as follows:

  •
  presentations by third party, expert advisors concerning human resources matters; and

  •
  tours of the Corporation's facilities, including the Wood River refinery in Illinois.

        In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director of the Corporation. All such external programs are approved through the Chair of the Board.

ETHICAL BUSINESS CONDUCT

        EnCana has adopted a Corporate Constitution ("Constitution") which sets out the basis on which EnCana will operate as a high performance, principled corporation. The Constitution and EnCana's Corporate Responsibility Policy establish the Corporation's commitment to conducting business ethically and legally. To provide further guidelines in this regard, the Board of Directors has adopted a written Business Conduct & Ethics Practice (the "Practice").

        The Practice applies to all officers and employees (collectively, "staff"), contractors, consultants and directors. The Practice makes specific reference to the protection and proper use of EnCana's assets, fair dealings with EnCana's stakeholders and compliance with laws and regulations. All staff, contractors, consultants and directors of EnCana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

        Any waiver of the Practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders as required by law.

        EnCana has established an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to the Corporation, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The Corporate Responsibility, Environment, Health and Safety Committee (the "CREHS Committee") and the Audit Committee receive a quarterly summary on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board of Directors.

        The Corporation has an Integrity Hotline. The Integrity Hotline provides an additional avenue for stakeholders to communicate concerns about how EnCana conducts its business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Hotline are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS and Audit Committees at regularly scheduled Committee meetings.

        In addition to the statutory obligations of directors to address conflict of interest matters, the Corporation has developed a protocol to assist EnCana's executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director's potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse themselves from the meeting.

        The Corporation also has a Policy on Disclosure, Confidentiality and Employee Trading that governs the conduct of all staff, contractors, consultants and directors and Restricted Trading and Insider Guidelines for directors and senior officers.

        The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

        The Corporate Constitution, Corporate Responsibility Policy, Business Conduct & Ethics Practice, and the President & Chief Executive Officer General Guidelines are available on the Corporation's website www.encana.com.

NOMINATION OF DIRECTORS

        The Board has appointed the NCG Committee which is comprised exclusively of independent directors. The NCG Committee has a written mandate establishing the NCG Committee's purpose which includes assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its Mandate and functions effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

        The NCG Committee gives consideration to the appropriate size of the Board for the ensuing year and, on a periodic basis, oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

        The NCG Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure EnCana continues to adhere to high standards of corporate governance.

        The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates. The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

        The Board has appointed the HRC Committee which is comprised exclusively of independent directors. The HRC Committee has a written mandate which establishes the responsibilities of the HRC Committee. The HRC Committee may engage outside resources if deemed advisable and has the authority to retain and terminate any consultant used in the evaluation of executive officer compensation.

        The primary function of the HRC Committee is to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of the Corporation's business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer's performance against those goals and objectives and making recommendations to the Board with respect to the Chief Executive Officer's compensation. The HRC Committee also approves and reports to the Board on the compensation for EnCana's other executive officers.

        The Board reviews the adequacy and form of the directors' compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of EnCana. The NCG Committee recommends to the Board, for approval, the directors' compensation and the remuneration for the non-executive Chair of the Board. See page 24 of this Information Circular for information relating to the compensation received by the directors in 2007.

        Towers Perrin advises EnCana on compensation and pension matters, including executive compensation. Towers Perrin also provides updates to EnCana on trends and best practices in the area of human resources and advises EnCana on the design of compensation plans. Annually, Towers Perrin provides a report to the HRC Committee with respect to compensation of senior executives and conducts a competitive compensation review of the salaries and short and long-term incentives provided to other EnCana employees relative to the compensation philosophy approved by the HRC Committee. In addition, Towers Perrin:

  •
  serves as actuary and consultant for the EnCana Corporation Canadian Pension Plan;

  •
  serves as asset management consultant for the pension and investment plans; and

  •
  conducts compensation and workforce surveys, in which the Corporation participates, and advises on compensation and related matters.

        The HRC Committee has retained Hewitt Associates to provide the HRC Committee with independent compensation consulting services. Pursuant to their engagement, Hewitt Associates advises the HRC Committee in its review of executive compensation practices, executive compensation plan designs, market trends and regulatory considerations.

        Hewitt Associates does not recommend compensation levels for senior executives of the Corporation; however, the engagement by the HRC Committee of an independent consultant provides the HRC Committee with additional expertise and a broader independent perspective on compensation plans and executive compensation. Hewitt Associates takes direction from and reports to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair reviews the performance of Hewitt Associates on an annual basis and approves all compensation paid to Hewitt Associates for their consulting services. Hewitt Associates has not been retained by EnCana for any other consulting services, however, EnCana has purchased certain publications and surveys from Hewitt Associates.

        The HRC Committee also reviews, comments on and approves the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

        All of the Audit Committee members are independent and financially literate pursuant to MI 52-110.

        MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

        The SEC requires a company, like the Corporation, that files reports under the U.S. Securities Exchange Act of 1934 to disclose annually whether its board of directors has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. The rule defines "audit committee financial expert" to mean a person who has the following attributes:

  •
  an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

        One Audit Committee member, Ms. Peverett, has been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

        The SEC further requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that each member of a company's audit committee be independent. All of the Audit Committee members are "independent" as that term is defined by the SEC.

        The Audit Committee has adopted a written mandate which sets out the Audit Committee's duties and responsibilities including the following: reviewing and approving management's identification of principal financial risks and monitoring the process to manage such risks; overseeing and monitoring the Corporation's compliance with legal and regulatory requirements; receiving and reviewing the reports of the audit committee of any subsidiary with public securities; overseeing and monitoring the integrity of the Corporation's accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance; overseeing audits of the Corporation's financial statements; overseeing and monitoring the qualifications, independence and performance of the Corporation's external auditors and internal auditing department; providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and reporting to the Board of Directors regularly.

        The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses, with input from the NCG Committee, this Mandate on an annual basis.

        The Audit Committee reviews and provides recommendations to the Board on the adequacy of EnCana's internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls.

        The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present.

        The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

        For further information about EnCana's Audit Committee and a copy of the Audit Committee Mandate, please see pages 50, 51 and 52 and Appendix C of the Corporation's Annual Information Form dated February 22, 2008 which is available on the Corporation's website www.encana.com.

RESERVES COMMITTEE

        EnCana has 100 percent of its reserves evaluated by independent qualified reserve evaluators. The Board has appointed a Reserves Committee comprised solely of independent directors. Pursuant to its Mandate, the Reserves Committee reviews the qualifications and appointment of the independent qualified reserve evaluators, the procedures for providing information to the evaluators and the annual reserves estimates prior to public disclosure.

OTHER BOARD COMMITTEES

        In addition to establishing an Audit Committee, HRC Committee, NCG Committee and Reserves Committee, the Board has established Committees in the areas of Corporate Responsibility, Environment, Health and Safety and in Pension.

        The CREHS Committee's primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on EnCana's policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

        The Pension Committee's primary function is to assist the Board in carrying out its fiduciary responsibilities by reviewing pension issues and making recommendations to the Board as appropriate, and overseeing the investment management of the Corporation's savings and investment plans.

        Current Mandates for each of the Committees are available on the Corporation's website www.encana.com.

ASSESSMENTS OF THE BOARD

        The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

        The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board, Committees of the Board and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are used every two years, and more abbreviated forms are used in alternating years. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

        The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of the Board. The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

        The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee's assessments.

KEY GOVERNANCE DOCUMENTS

        There are many policies and practices that support the corporate framework at EnCana. The following documents constitute key components of EnCana's corporate governance system and can be found on the Corporation's website www.encana.com:

• Business Conduct & Ethics Practice
• Corporate Constitution
• Corporate Responsibility Policy
• Board of Directors' Mandate
• Chair of the Board of Directors and Committee Chair General Guidelines
• President & Chief Executive Officer General Guidelines
• Audit Committee Mandate	• Corporate Responsibility, Environment, Health and Safety Committee Mandate
• Human Resources and Compensation Committee Mandate
• Nominating and Corporate Governance Committee Mandate
• Pension Committee Mandate
• Reserves Committee Mandate

OTHER MATTERS

        The management of the Corporation is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

        The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2009 is December 12, 2008. All proposals should be sent by registered mail to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

        For those shareholders who cannot attend the Meeting in person, EnCana has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on the EnCana website www.encana.com and will also be provided in a news release prior to the Meeting.

        Additional information concerning the Corporation, including the Corporation's consolidated interim and annual financial statements and management's discussion and analysis thereon, and the Corporation's latest Annual Information Form dated February 22, 2008, is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

        The Corporation will provide, without charge to a securityholder, a copy of the Corporation's latest Annual Information Form dated February 22, 2008 and any documents incorporated therein by reference, its 2007 Annual Report to shareholders containing the comparative financial statements for 2007 together with the Auditors' Report thereon and Management's Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: (403) 645-2000. This information may also be accessed on the Corporation's website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

        If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson, the Corporation's proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North America Toll Free Number:
1-866-725-6576

DIRECTORS' APPROVAL

        The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

February 29, 2008

Kerry D. Dyte
Corporate Secretary

APPENDIX A

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

        The reserves and other oil and gas information contained in this Information Circular have been prepared in accordance with U.S. disclosure standards, in reliance on an exemption from the Canadian disclosure standards granted to EnCana by Canadian securities regulatory authorities. Such information may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserves quantities disclosed in this Information Circular represent net proved reserves calculated on a constant price basis using the standards contained in U.S. Securities and Exchange Commission Regulation S-X and United States Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". For additional information with respect to the differences between U.S. requirements and NI 51-101 requirements, please refer to EnCana's Annual Information Form dated February 22, 2008.

        The following sets out the methods of calculation of Mcfes, production replacement and finding and development costs referred to on pages 18 and 19 of this Information Circular as required pursuant to NI 51-101:

  •
  Certain crude oil and natural gas liquids ("NGLs") volumes have been converted to cubic feet equivalent ("cfe") on the basis of one barrel ("bbl") to six thousand cubic feet ("Mcf"). Also, certain natural gas volumes have been converted to barrels of oil equivalent ("BOE") on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

  •
  Production replacement is calculated by dividing reserve additions by production in the same period. Reserve additions over a given period, in this case 2007, are calculated by summing one or more of revisions and improved recovery, extensions and discoveries, acquisitions and divestitures.

  •
  Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Proved reserves added in 2007 included both developed and undeveloped quantities. Additions to EnCana's proved undeveloped reserves were consistent with EnCana's resource play focus. EnCana estimates that approximately 70 percent of its proved undeveloped reserves will be developed within the next four years.

	2007	2006	2005	3-year Average
Finding and development cost for total operations (US$/Mcfe)	1.65	1.99	1.29	1.59

        EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

NON-GAAP MEASURES

        The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This Information Circular, however, contains references to non-GAAP measures, such as cash flow, operating earnings and free cash flow, which do not have any standardized meaning as prescribed by GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers.

        Cash flow is a non-GAAP measure defined as excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows.

        Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated Notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gains/losses on settlement of intercompany transactions and the effect of the reduction in income tax rates. Management believes that these excluded items reduce the comparability of the Corporation's underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar denominated Notes issued from Canada are for debt with maturity dates in excess of five years.

        Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of total capital investment, excluding acquisitions, and is used to determine the funds available for other investing and/or financing activities.

A-1

APPENDIX B

BOARD OF DIRECTORS' MANDATE

GENERAL

        The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

  •
  Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

  •
  In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

  •
  Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

  •
  Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

  •
  Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

  •
  Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

  •
  Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

  •
  Ensure that an adequate system of internal control exists.

  •
  Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

  •
  Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

  •
  Approve annual operating and capital budgets.

  •
  Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

  •
  Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

  •
  Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

  •
  Approve a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

  •
  Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

  •
  Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

  •
  Approve the nomination of directors.

B-1

  •
  Provide a comprehensive orientation to each new director.

  •
  Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

  •
  Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

  •
  Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

  •
  Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

  •
  Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

  •
  Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

  •
  Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

  •
  In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

B-2

APPENDIX C

SHAREHOLDER PROPOSAL

        The following shareholder proposal and accompanying statement was submitted by The Ethical Funds Company, #800, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4T6, and by Boston Common Asset Management, LLC, on behalf of Catholic Healthcare West, 84 State Street, Suite 1000, Boston, Massachusetts, 02109. This proposal is a matter that these shareholders intend to raise for consideration at the Meeting.

PROPOSAL

Incorporate the Cost of Carbon into Business Strategy

        Shareholders request that the Board of Directors provide a report to shareholders on an established strategy for incorporating the potential costs of carbon into long-term business planning by October 2008. Such a report will omit proprietary information and be prepared at reasonable cost.

Shareholders' Explanation:

        In 2007, the Intergovernmental Panel on Climate Change's Fourth Assessment Report stated it is "very likely" that anthropogenic greenhouse gas (GHG) emissions have heavily contributed to global warming. Furthermore, "there is substantial economic potential for the mitigation of global greenhouse gas emissions over the coming decades that could offset the projected growth of global emissions or reduce emissions below current levels."

        According to a February, 2007 report by Lehman Brothers, The Business of Climate Change, "companies which are aware of the impact their business practices have on the overall environment, including climate change, and proactively take actions to mitigate any unfavorable impact, may create a significant competitive advantage compared with companies which, through a lack of awareness, become blindsided by regulations."

        According to EnCana's corporate responsibility report, environmental performance has declined over the last four years with absolute GHG and emissions intensity figures both rising along with an increase in the total amount of gas flared during this time period. In an era of increasing regulation around GHG emissions, EnCana's performance record may expose the company to material risks.

        Legislation now exists in Alberta requiring companies with high-impact facilities to cut GHG emissions intensity by 12% by December 31, 2007. The Alberta legislation also established the price of carbon at $15 per tonne to be placed in a technology fund as one compliance option.

        The proposed federal climate change plan would require companies to reduce GHG emissions intensity by 18% from 2006 levels by 2010 and 2% per year thereafter. The federal plan also puts a $15 per tonne price on carbon that will climb to $20 per tonne in 2013 and growing in line with gross domestic product (GDP). It can safely be assumed that these figures represent the minimum future cost of carbon in Canada.

        With growing regulatory certainty in Canada on the cost of carbon, EnCana's peers are considering these costs when making crucial business strategy decisions. PetroCanada now incorporates the cost of carbon into economic evaluations for all business units.

        Suncor utilizes a shadow price for carbon for internal financial analysis when considering investment in new projects. Efforts to account for the future potential cost of carbon will ultimately reduce the risk of carbon liabilities in the future for companies in high-emitting sectors of the economy as the domestic and international regulatory environment places more constraints on GHG emissions.

        EnCana provides investors with information on climate change opportunities and risks through the Carbon Disclosure Project (CDP). However, EnCana has not disclosed information through the CDP or in Management's Discussion & Analysis, about if and how the cost of carbon is being accounted for in long-term business planning.

EnCana's Position:

        THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL.

        EnCana believes it has an established strategy for assessing and disclosing the cost of carbon and its financial implications, as follows:

  Long-Term Planning

        EnCana has a strategy for incorporating the potential costs of carbon into long-term planning. In the 2007 Strategy Session of the EnCana Board of Directors, the Board reviewed the impact of a variety of carbon constrained scenarios on its key resource play strategy with price ranges from $15 to $50 per tonne of emissions, applied to a range of emissions coverage levels. Resource play is the term used by EnCana to describe large continuous accumulations of hydrocarbons capable of delivering steady, reliable production growth for decades. A major benefit of applying a range of carbon prices at the resource play level is that it provides direct guidance to the capital allocation process. Although uncertainty remains regarding potential future emissions regulation, EnCana's plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

        In an evolving regulatory environment, EnCana continues to update its cost of carbon projections in response to a number of variables which could impact this cost, including:

  •
  internal abatement costs

  •
  relevant offset markets

  •
  emerging and existing regulations

  •
  international benchmarks

  •
  expert opinion

  Active Management

        The cost of carbon is not material to EnCana at this time and is being actively managed. It is noted in the resolution that EnCana's greenhouse gas emissions have risen over the last four years (2003-2006). This increase in emissions is a result of the growth in EnCana's business, the changing profile of the resource base toward higher energy-intensive extraction processes and, in particular, the growth of production from the Integrated Oil Division. However, balanced against this, EnCana is the largest producer of clean-burning natural gas in North America, which has a lower carbon emissions footprint. The following three elements of EnCana's strategy help to address these matters:

  1.
  EnCana's recognition as an industry leader in carbon dioxide ("CO2") sequestration:

  •
  EnCana's Weyburn facility in Saskatchewan is the world's largest CO2 sequestration project. So far, more than ten million tonnes of CO2 have been injected deep underground. Thirty million tonnes of CO2 will be stored over the life of EnCana's enhanced oil recovery project and the potential exists to store additional volumes (approximately 25 million tonnes) beyond the enhanced oil recovery project.

  2.
  EnCana's focus on energy efficiency and the development of technology to reduce greenhouse gas emissions:

  •
  Since the launch of EnCana's Energy Efficiency Initiative in 2007, more than $8 million in energy efficiency projects have been identified and funded across the Corporation's operations.

  •
  These projects alone have the potential for significant reductions to EnCana's greenhouse gas emissions.

  •
  Due to the success of EnCana's Energy Efficiency Initiative in 2007, the 2008 budget for this program has increased to $50 million, giving EnCana the potential to achieve even greater greenhouse gas reductions.

  •
  EnCana believes that the cost of its internal options for abatement are less than the cost of compliance established by the Alberta Government.

  3.
  EnCana's industry leading steam-oil ratio:

  •
  EnCana's steam-oil ratio in its Integrated Oil Division operations is among the lowest in the industry. In addition to using less water for every barrel produced, a low steam/oil ratio also leads to lower fuel gas consumption to create steam resulting in lower emissions and lower operating costs.

  Current Regulations

        Management understands the various provincial, state and federal greenhouse gas regulatory proposals as currently defined. In Alberta, EnCana has four facilities covered under the recently enacted emissions regulations. EnCana believes that it will have emissions credits to use towards compliance with these regulations due to significant operational improvements at these facilities for the period in question. In British Columbia, a carbon tax has recently been announced that would put the price of carbon at $10 per tonne initially, increasing to $30 per tonne by 2012. This price level would not significantly impact EnCana's project economics, and therefore investment plans in British Columbia remain unchanged.

  Current Disclosure by EnCana

        EnCana continues to evolve its reporting practices through its continuous disclosure documents required pursuant to applicable securities laws and its submission to the Carbon Disclosure Project. EnCana has been recognized as a leader in this regard through its listing on the Carbon Disclosure Leadership Index. EnCana's strategy for incorporating the potential cost of carbon into long-term business planning is currently documented in its Annual Information Form dated February 22, 2008, Management's Discussion and Analysis for the year ended December 31, 2007, the 2006 Corporate Responsibility Report and EnCana's response to the Carbon Disclosure Project.

  Conclusion

        EnCana recognizes that there is a cost associated with carbon emissions. EnCana is confident that greenhouse gas regulations and the cost of carbon at various price levels have been adequately accounted for as a part of its business planning and scenarios analysis. EnCana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. EnCana has reported on its management of carbon risk in Management's Discussion and Analysis for the year ended December 31, 2007, and will continue to describe the factors that influence its decision-making in the 2007 Corporate Responsibility Report due for release in June 2008. For these reasons, EnCana does not believe this proposal is in the best interests of EnCana or its shareholders.

QuickLinks

  Exhibit 99.1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
VOTING INFORMATION
  SOLICITATION OF PROXIES
  MEETING PROCEDURE
  GENERAL INFORMATION
PURPOSES OF THE MEETING
  FINANCIAL STATEMENTS
  ELECTION OF DIRECTORS
  APPOINTMENT OF AUDITORS
AUDITORS' FEES
SPECIAL BUSINESS OF THE MEETING
  AMENDMENT TO EMPLOYEE STOCK OPTION PLAN
  Background
  Broad-Based Plan
  Tandem Stock Appreciation Rights
  Performance-Based Options
  Increase in Maximum Number of Common Shares
SHAREHOLDER PROPOSAL
STATEMENT OF EXECUTIVE COMPENSATION
  COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
  HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT
  Compensation Philosophy
  Compensation Objectives/Mix
  Compensation of the President & Chief Executive Officer
  Share Ownership Guidelines
  SUMMARY COMPENSATION TABLE
  OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
  AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
  PENSION PLAN TABLE
  SUPPLEMENTAL PENSION DISCLOSURE
  EMPLOYMENT AGREEMENTS
5 YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN (TSX) ($100 invested in Base Period)
EQUITY COMPENSATION PLAN INFORMATION
  DIRECTORS' STOCK OPTION PLAN
  Common Shares Reserved
  Exercise Price, Vesting and Expiry
  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
  BOARD OF DIRECTORS
  Independence
  Majority Voting for Directors
  Board Tenure
  Board Meetings
  Non-EnCana Directorships
  BOARD MANDATE
  Supervision of Management
  EnCana's Strategic Plan
  Risk Management
  Communications
  Expectations of Directors
  Corporate Governance
  POSITION DESCRIPTIONS
  ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS
  ETHICAL BUSINESS CONDUCT
  NOMINATION OF DIRECTORS
  COMPENSATION
  AUDIT COMMITTEE
  RESERVES COMMITTEE
  OTHER BOARD COMMITTEES
  ASSESSMENTS OF THE BOARD
  KEY GOVERNANCE DOCUMENTS
OTHER MATTERS
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
QUESTIONS AND OTHER ASSISTANCE
DIRECTORS' APPROVAL
APPENDIX A ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION
NON-GAAP MEASURES
APPENDIX B BOARD OF DIRECTORS' MANDATE
APPENDIX C SHAREHOLDER PROPOSAL